
May 23, 2024

Jeffrey Thiede
President and Chief Executive Officer
Everus Construction Group, Inc.
1730 Burnt Boat Drive
Bismarck, ND 58503

      Re: Everus Construction Group, Inc.
           Amendment No. 1 to Draft Registration Statement on Form 10-12B
           Submitted May 3, 2024
           CIK No. 0002015845

Dear Jeffrey Thiede:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form 10-12B submitted May 3, 2024

Exhibit 99.1 Information Statement of Everus Construction Group, Inc.
Industry Information, page i

1.   We note your statements that the method by which the company obtained some of its data may result in inaccurate information. As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure and include a sentence confirming that the company is responsible for all of the disclosure in the registration statement.

Information Statement Summary

Business Segments, page 10

2.   We note your revised disclosure in response to prior comment 1, however, the new graphic provided on page 10 does not reflect the company's work authorizations. Please revise to include the map on page 70 or include narrative disclosure regarding where you have obtained work authorizations, or advise.

The Separation and Distribution

Conditions to the Distribution, page 45

3.   We note that receipt of an IRS private letter ruling and one or more tax opinions from the tax advisors of MDU Resources are conditions to the distribution and that MDU Resources will have sole discretion to waive any condition and does not intend to notify stockholders of anything other than a material modification. Please revise to update the status of the IRS private letter ruling, and clarify whether a waiver of either the condition to receive the IRS private letter ruling or the tax opinions would be considered a material modification warranting stockholder notification.

Business

Our Company, page 59

4.   We note your revised disclosure in response to prior comment 3, however, we also note that the MDU Construction Services Group website displays logos for 20 operating companies. Please reconcile your disclosure or advise.

Certain Relationships and Related Person Transactions, page 105

5.   We note references to an ongoing relationship between MDU Resources and Centennial, including disclosure regarding Centennial's senior notes payable in Note 16 to your financial statements. Please revise to disclose these notes and provide any associated agreement as an exhibit or tell us why it is not material.

Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John L. Robinson, Esq.